SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 3, 2002

Oncolytics Biotech Inc.

Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	**Exhibit**
1.	News Release Dated July 3, 2002 Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated July 3, 2002

By: ____________________
DOUGLAS BALL
Chief Financial Officer

Exhibit Index

Exhibit 1
page 1

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Commences Phase I/II Brain Cancer Trial

First Trial Patient Receives REOLYSIN®

CALGARY July 3, 2002 -- Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) ('Oncolytics') has started a Phase I/II brain cancer clinical trial with REOLYSIN®. The study is expected to enrol approximately 38 patients who have been diagnosed with recurrent malignant glioma, an aggressive and deadly form of brain tumour. Recurrent malignant glioma is often characterized by activation of the RAS pathway, and REOLYSIN®, developed from the naturally occurring reovirus, has been shown to infect and kill cancer cells with these mutations.

"Beginning this study is a significant milestone for Oncolytics and for the treatment of this persistent disease," said Dr. Brad Thompson, President and CEO of Oncolytics. "In various pre-clinical animal studies conducted to date, we have seen promising tumour response and lifespan extension with reovirus, so we are hopeful about using reovirus as a potential treatment in humans for this type of tumour."

Research published in the June 20, 2001 issue of the *Journal of the National Cancer Institute* showed that mice treated with a single injection of reovirus experienced benefits including complete tumour regression in 20 of 23 treated animals and a statistically significant increase in survival. Reovirus killed cancer cells from 19 of 24 established glioma cell lines and from all nine glioma surgical specimens.

Study Parameters

In the dose escalation or Phase I portion of the Phase I/II trial, patients with a variety of recurrent malignant gliomas will be enrolled. In the Phase II portion of the trial, patients with recurrent glioblastoma multiforme, the most aggressive glioma, will be treated with doses of REOLYSIN® determined by the results of the Phase I study.

About Brain Cancer

Malignant brain tumours occur in approximately 40,000 patients in North America and Europe each year, survival rates are low and the probability of tumour recurrence is high. The standard treatment for patients with newly diagnosed malignant gliomas is surgery, followed by radiation therapy and occasionally systemic chemotherapy.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, *in vitro*, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in injected tumours. Oncolytics' Phase I/II brain cancer trial is running concurrently with the Company's T2 prostate cancer trial, which will enroll up to 45 patients in Canada.

Individuals interested in learning about eligibility requirements should contact Oncolytics at 403.670.7377, or visit Oncolytics' website at www.oncolyticsbiotech.com

This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company's belief as to the potential of REOLYSIN® as a component of the treatment for recurrent malignant Glioma and other cancers, and the Company's expectations as to the design, timing and success of its planned clinical trial programs, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	*For Canada:*	*For United States:*
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Cathy Ward	Jason Hogan	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7370	Tel: 416.815.0700 ext. 222	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
cwardonc@aol.com	jhogan@equicomgroup.com	theproteam@aol.com

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